20012965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ComCap LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Van Ness Ave - Suite 203
(No. and Street)

San Francisco (City) CA (State) 94102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVE BANERJEE CPA A PROFESSIONAL ACCOUNTANCY CORP.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd - Suite 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

SEC Mail Processing
MAR 16 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ComCap LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ComCap LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

For the Year Ending December 31, 2019

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

COMCAP LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION
For the Year Ending December 31, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
STATEMENT OF FINANCIAL CONDITION	
Statement of Financial Condition	2
Notes to Statement of Financial Conditin	3 - 5
SUPPLEMENTARY INFORMATION TO STATEMENT OF FINANCIAL CONDITION PURSUANT TO SEC RULE 17a-5:	
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report Requirement for Broker-Dealers under SEC Rule 17a-5	6
Exemption Report	7

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Board of Director and Managing Members of COMCAP, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ComCap, LLC. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated in all material respects.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2019.
Woodland Hills, California
March 12, 2020

COMCAP LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

Cash	$	345,765
Accounts receivable		391,773
Right of Use Assets		180,501
Due from member		19,871
Prepaid expenses and deposits		13,429
Fixed Assets (net of depreciation)		17,635
TOTAL ASSETS	$	968,974

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	35,963
Accrued expenses		26,108
Payroll liabilities		10,577
Lease liabilities -ROUA		180,501
Total liabilities		253,149
MEMBER'S EQUITY		
Additional paid in capital		1,450,000
Retained earnings (accumulated deficit)		(734,174)
Total equity		715,825
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	968,974

The accompanying notes are an integral part of these financial statements.

COMCAP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
For the Year Ending December 31, 2019

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

ComCap LLC ("Company") is a Limited Liability Company which was formed in March 2018 in the state of California. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Company is a member of the Financial Industry Regulatory Authority as of November 9, 2016. The Company provides merger and acquisition, financial and capital advisor y serv ices to clients in various industries.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019. The Company recognizes placement fees when investor subscriptions are accepted by the issuer of the investment program.

Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes

The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's member is taxed on the Company's earnings.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2017 through 2019) remain subject to income tax audits

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $95,765 as of December 31, 2019.

NOTE 3: Recently Issued Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

In May 2014 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

NOTE 4: Leases

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several noncancelable operating leases for office space subject to ASC 842, applied as set forth below.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROUA at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROUA is subsequently measured throughout the lease term at the amount of the remeasured lease liability, representing the present value of the remaining lease payments; as adjusted for unamortized initial direct costs, prepaid or accrued lease payments; unamortized lease incentives received; and any impairments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company is a lessee in a non-cancelable operating lease for office space which expires in August 2021 and is subject to ASC 842.. Under the modified retrospective transition method, the Company recorded a Right-of-use asset in the amount of $181,501 and a Lease liability in the amount of $181,501.

NOTE 4: Leases *(continued)*

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$117,727
Short term lease cost	$ 79,277

Discount or incremental borrowing rate: 5%

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating lease ROUA	$ 181,501
Operating lease liabilities	$ 181,501

NOTE 5: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the period then ended.

NOTE 6: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 8 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 8 to 1.

At December 31, 2019, the Company has net capital of $273,117 which exceeded the required net capital by $268,117 and its aggregate indebtedness to net capital ratio was 0.26 to 1.

NOTE 7: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION TO STATEMENT OF FINANCIAL CONDITION PURSUANT TO SEC RULE 17a-5:

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Aron Matthew Bohlig, CEO
COMCAP, LLC

We have reviewed management's statements, included in the accompanying COMCAP, LLC Exemption Report in which (1) COMCAP, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which COMCAP, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that COMCAP, LLC met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. COMCAP, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
March 12, 2020

COMCAP LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2019

To the best knowledge and belief of ComCap LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019.

Michael O. Brown

Michael O. Brown
CFO & Financial and Operations Principal

See Report of Independent Registered Public Accounting Firm